UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Messrs.,

Superintendencia del Mercado de Valores – SMV

Present. -

Reference:  Relevant Information Communication – Calling of the Annual Mandatory Shareholders Meeting

Dear Sirs:

Today, the Board of Directors of Graña y Montero S.A.A. has agreed to call the Annual Mandatory Shareholders Meeting on March 31, 2017, at 15:30 in the Company’s head offices located at Av. Petit Thouars 4957, Miraflores, with the following agenda:

1.	Determination of the number of Directors, Election of the Board of Directors for the period 2017-2020 and determination of the Board of Directors Attendance Fees
2.	Appointment of External Auditors for Fiscal Year 2017

We enclose to this communication the information related to each point on the agenda.

We also inform that the announcement of the calling of the Annual Mandatory Shareholders Meeting will be published in “El Comercio” and the official newspaper “El Peruano”, on Sunday, March 5, 2017, so we enclose the text that will be published.

Finally, we inform that the information that we hereby send to the SMV (Superintendencia del Mercado de Valores) and the Lima Stock Exchange, will be published both in Spanish and English, on the Company's website: www.granaymontero.com.pe, where you will also find the special power of attorney, which can be received in our offices or via e-mail, in a PDF file to the e-mail addresses aferrucci@gym.com.pe and/or alvaro.burga@gym.com.pe.

We remind you we are available to attend any questions on the matter, by telephone at 51-1-2136597, in the company's offices located on Av. Paseo de la República 4675, district of Surquillo, Monday through Friday between 9:00 and 12:00 and from 4:00 to 6:00 pm, through our executives Samantha Ratcliffe, Head of Investor Relations.

ANNUAL MANDATORY SHAREHOLDER MEETING
March 31, 2017

MOTION N ° 1
Determination of the number of Directors,
Election of the Board of Directors for the period 2017-2020 and determination of the Board of Directors Attendance Fees

Whereas:
The period for which the Board of Directors was elected has expired, therefore it corresponds to the Shareholder Meeting to determine the number of Directors, as well as to elect the Board of Directors for the period of 2017-2020 and to determine the Board of Directors Attendance Fees in accordance with article 114 of the General Corporations Law.

Motion:
That the Board of Directors is composed of 9 members and that these be elected among those previously proposed by the Board of Directors in accordance with subsection 5.7 of the General Regulations of the Board of Directors of the Company. Likewise, according to the article 114 of the General Corporations Law, the Board of Directors itself may elect other members to be proposed at the meeting.

In connection with year 2017, this Motion proposes that each Director be paid S/. 7,000.00 (Seven Thousand and 00/100 Soles) for attending each Board Meeting and S/. 3,500.00 (Three Thousand Five Hundred and 00/100 Soles) for attending each meeting of Committees of the Board of Directors and that the Additional Meeting Attendance Fee be set on the basis of the formula approved at the Annual Mandatory Shareholders Meeting of March 31, 2008 which consists on one payment of S/. 35,000.00 per Director, a figure that is adjusted in proportion to the actual results of the Fiscal Year, based on a net profit of S/. 100,000,000.00 (One hundred million with 00/100 Soles).

MOTION N ° 2
Appointment of External Auditors
For Fiscal Year 2017

Whereas:

Pursuant to article 114 of the General Corporations Law, the appointment of the external auditors of the Company must be done by the Shareholders Meeting or by the Board of Directors if the Shareholders Meeting delegates them this competence.

Motion:

The Shareholders are proposed to elect the External Auditors for Fiscal Year 2017 that the Audit and Processes Committee suggests or to delegate its election to the Board of Directors.

Sincerely,

____________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: March 3, 2017